Exhibit 99.1

As of the effective time (the "Effective Time") of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 22, 2015, as amended, by and among the Issuer (known as Sequential Brands Group, Inc. prior to the Effective Time), Martha Stewart Living Omnimedia, Inc., Singer Madeline Holdings, Inc. (which was renamed Sequential Brands Group, Inc. and is the successor to the Issuer and Martha Stewart Living Omnimedia, Inc. as of the Effective Time) ("Holdings"), Madeline Merger Sub, Inc. and Singer Merger Sub, Inc. (the "Merger Agreement"), each share of common stock of the Issuer was converted into one share of common stock of Holdings, and each unvested award of restricted common stock of the Issuer outstanding immediately prior to the Effective Time was converted into a restricted stock award of Holdings on the terms and conditions under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of common stock of Holdings equal to the number of shares underlying the unvested award of restricted common stock of the Issuer. The common stock number referred in Table I is an aggregate number and represents 121,031 shares of common stock of the Issuer and 6,113 shares underlying the unvested award of restricted common stock of the Issuer held by the reporting person immediately prior to the Effective Time. The 6,113 shares of common stock underlying the restricted stock award of Holdings will vest on May 1, 2016.